UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Final Amendment)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

AB PRIVATE CREDIT INVESTORS CORPORATION

(Name of Subject Fund (Issuer))

AB PRIVATE CREDIT INVESTORS CORPORATION

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

J. Brent Humphries

Chairman and Chief Executive Officer

AB Private Credit Investors Corporation

1345 Avenue of the Americas

New York, New York 10105

Tel: (212) 969-1000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Kenneth E. Young, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Telephone: (215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$12,729,236.40	$1,542.78

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 1,267,852.231 shares of common stock, par value $0.01 per share, of AB Private Credit Investors Corporation, at the offer price of $10.04 per share.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2019, equals $121.20 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,542.78

Form or Registration No.: Schedule TO

Filing Party: AB Private Credit Investors Corporation

Date Filed: November 27, 2018

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on November 27, 2018 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the offer by AB Private Credit Investors Corporation, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Fund Act of 1940, as amended (“AB PCIC” or the “Fund”), to purchase for cash up to 1,267,852.231 shares of the Fund’s shares of common stock, par value $0.01 per share (the “Shares”) or 25% of each stockholder’s outstanding Shares as of November 27, 2018, at a price per Share equal to $10.04, which price was our net asset value per Share as of September 30, 2018, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 27, 2018 (the “Offer to Purchase”) and the related Notice of Intent to Tender (the “Notice of Intent,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which were previously filed with the Schedule TO.

This Final Amendment is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer to Purchase, Notice of Intent and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Final Amendment by reference. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information, which is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m., New York time, on December 27, 2018.

2.

A total of 6,784.983 Shares were validly tendered and not withdrawn, and all of those Shares were accepted for repurchase by the Company at the purchase price of $10.04 per share, for an aggregate cost of approximately $68,121.91, excluding fees and expenses relating to the Offer. The 6,784.983 Shares accepted for purchase in the Offer represent approximately 0.134% of the Fund’s issued and outstanding Shares as of December 27, 2018.

3.	Payment for the Shares accepted for purchase pursuant to the Offer will occur promptly in accordance with applicable law.

4.	Upon settlement of the Offer, the Fund will have approximately 5,064,323.939 Shares outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2018

AB PRIVATE CREDIT INVESTORS CORPORATION

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Chief Executive Officer